Securities and Exchange Commission

Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2002

A. Full title of the plan:

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY  10036


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan are Francis N. Bonsignore, William L. Rosoff, and Sandra S. Wijnberg. Mr. Bonsignore is Senior Vice President - Executive Resources & Development of MMC. Mr. Rosoff is Senior Vice President and General Counsel of MMC. Ms. Wijnberg is Senior Vice President and Chief Financial Officer of MMC. Mr. William L. Rosoff has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 2002 and 2001, and the statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto. Exhibit 99 contains the certification pursuant to section 906 of the Sarbenes-Oxley Act of 2002.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments Profit Sharing Retirement Plan have duly caused this annual report to be signed this 24th day of June 2003 by the undersigned thereunto duly authorized.

                              PUTNAM INVESTMENTS

                              PROFIT SHARING RETIREMENT PLAN

                              By  /s/ William L. Rosoff
                                  ------------------------------
                                  William L. Rosoff
                                  Plan Administrator


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 2-65096 and 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated May 15, 2003, appearing in this Annual Report on Form 11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 24, 2003


Putnam Investments Profit Sharing Retirement Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2002 and 2001
Supplemental Schedule
As of December 31, 2002

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN


TABLE OF CONTENTS
------------------------------------------------------------------------------
                                                                        Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002
AND 2001:

Statements of Net Assets Available for Benefits                          2

Statements of Changes in Net Assets Available for Benefits               3

Notes to Financial Statements                                          4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held at End of Year)                                                 9-10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the Putnam Investments
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Putnam Investments Profit Sharing Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

May 15, 2003


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------
                                                          2002            2001
ASSETS:

Investments, at fair value                        $328,262,466    $366,524,461
Participant loans                                    8,517,015       7,638,873
                                                  ------------    ------------

  Total investments                                336,779,481     374,163,334

Employer contributions receivable                   35,378,223      31,396,568
Participant contributions receivable                 1,412,410       1,452,163
                                                  ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $373,570,114    $407,012,065
                                                  ============    ============

See notes to financial statements.



PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------
                                                          2002            2001

ADDITIONS - Contributions:
Employer                                           $35,378,223     $31,396,568
Participants                                        21,043,559      21,176,634
                                                  ------------    ------------

  Total additions                                   56,421,782      52,573,202
                                                  ------------    ------------

DEDUCTIONS:
Investment activity:
 Net depreciation in fair value of investments     (69,687,720)    (83,021,151)
 Dividend income                                     4,848,731       7,846,905
 Interest income                                     1,576,064       1,650,557
                                                  ------------    ------------
  Investment activity, net                         (63,262,925)    (73,523,689)

Benefits paid to participants                      (26,600,808)    (19,699,786)
                                                  ------------    ------------

  Total deductions                                 (89,863,733)    (93,223,475)
                                                  ------------    ------------

NET DECREASE                                       (33,441,951)    (40,650,273)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 407,012,065     447,662,338
                                                  ------------    ------------
 End of year                                      $373,570,114    $407,012,065
                                                  ============    ============

See notes to financial statements.



PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following description of the Putnam Investments Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan sponsored by Putnam Investments LLC ("Putnam") and its subsidiaries (the "Company"). Putnam is a wholly owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Plan is for the benefit of the Company's employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan document was amended and restated January 1, 2001 to comply with the applicable provisions of tax acts referred to as GUST. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Programs -- The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser ("Putnam-sponsored mutual funds").

(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, guaranteed investment contract products are offered through the investment in the Putnam Fiduciary Trust Company Stable Value Fund.

(3) MMC common stock (MMC is the parent company of Putnam).

(4) Other investment options approved by the Board of Directors of Putnam, the trustees of the Plan (the "Trustees"), and the chief executive officer of MMC. There were no investments in this option at December 31, 2002 or 2001.

Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in
(1), (2), (3), and (4), with apportionments to be at least 1% to any one investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions -- Employer contributions are determined at the discretion of the Company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. During the years ended December 31, 2002 and 2001, the Company contributed 15% of eligible compensation.

It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll and that the employer shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all new employees contribute 3% of their total earnings to the salary-deferred portion of the Plan. Investments into the various investment vehicles are at the discretion of the individual participant. The market value of assets relating to the salary savings program at December 31, 2002 and 2001 was $83,898,552 and $87,723,830, respectively.

Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment but may withdraw their contributions subject to certain restrictions.

Forfeitures -- Forfeitures of invested employer contributions are used to reduce future employer contributions one year after the fiscal year in which the forfeitures occur. Reduction of employer contributions amounted to $1,644,468 and $2,063,646 in 2002 and 2001, respectively, for forfeitures that occurred in 2001 and 2000, respectively.

Participant Accounts -- Individual accounts are maintained for each participant. The Plan provides that the market value of investments in participant accounts shall be determined each business day. The change in unrealized appreciation or depreciation, investment income received, and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

Employer contributions are allocated annually based on a uniform percentage of eligible earnings per participant.

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for his or her portion of the employer's contribution for that year.

Vesting -- The vesting of participants, other than voluntary and rollover contributions, is as follows:

                                                              Vested Interest

Years of continuous service:
  Less than two                                                     None
  Two but less than three                                            25%
  Three but less than four                                           50%
  Four but less than five                                            75%
  Five or more                                                      100%
  If a participant reaches age 59?, dies, or becomes disabled       100%

Participants are automatically fully vested in their voluntary and rollover contributions.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits -- Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Upon participant request, such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

Participant Loans -- Upon the approval of the Retirement Savings Plan Committee, appointed by the Plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 2002 and 2001 were $8,517,015 and $7,638,873, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting -- The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Administrative Expenses - Expenses of the Plan have been paid by the Company, but such payment is at the Company's discretion.

Benefits -- Benefits to participants are recorded when paid.

Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

                                                          2002            2001

Putnam Money Market Fund                           $39,943,548     $34,440,344
Putnam Voyager Fund                                 23,553,525      31,339,685
Putnam New Opportunities Fund                       20,576,944      30,586,516
The Putnam Fund for Growth and Income               20,326,365      24,783,555
Putnam Stable Value Fund                            23,355,227              --
Putnam International Growth Fund                    18,711,029              --


During the years ended December 31, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value as follows:

                                                          2002            2001

Investments at fair value, based on quoted
market prices:
Putnam-sponsored mutual funds                     $(67,748,445)   $(81,886,859)
MMC common stock, 323,311 and 123,997
shares, respectively                                (1,939,275)     (1,134,292)
                                                 -------------    ------------
Total                                             $(69,687,720)   $(83,021,151)
                                                 =============    ============


4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2002 and 2001, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,017,871 and $1,094,182, respectively. These amounts by investment type are as follows:

Source                                                    2002            2001

Mutual funds                                          $900,652      $1,018,951
Stable Value Fund -- guaranteed investment products     85,159          40,829
MMC common stock*                                       32,060          34,402
                                                 -------------    ------------
Total                                               $1,017,871      $1,094,182
                                                 =============    ============

*Putnam and MMC are parties-in-interest to the Plan.


6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 6, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Putnam-sponsored mutual funds. Putnam is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2002 and 2001, the Plan held 323,311 and 123,997 shares, respectively, of common stock of MMC, the parent company of the sponsoring employer, with a cost basis of $13,243,193 and $9,179,810, respectively, and with the fair value of $14,940,179 and $13,323,470, respectively. During the years ended December 31, 2002 and 2001, the Plan recorded dividend income of $310,734 and $254,568, respectively.

*  *  *  *  *  *


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H,  PART IV, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------
                                                                       (c) Description of                       (e) Current
(a)       Shares            (b) Identity of Issue                           Investment                (d) Cost **    Value
                      MUTUAL FUNDS AND COLLECTIVE TRUSTS:
 *    39,943,544      Putnam Money Market Fund                            Registered Investment Company         $39,943,548
 *     1,804,868      Putnam Voyager Fund                                 Registered Investment Company          23,553,525
 *    23,355,227      Putnam Stable Value Fund                            Collective Trust                       23,355,227
 *       705,173      Putnam New Opportunities Fund                       Registered Investment Company          20,576,944
 *     1,435,478      The Putnam Fund for Growth and Income               Registered Investment Company          20,326,365
 *     1,132,629      Putnam International Growth Fund                    Registered Investment Company          18,711,029
 *       929,988      The George Putnam Fund of Boston                    Registered Investment Company          13,791,720
 *     1,616,402      Putnam Vista Fund                                   Registered Investment Company          10,005,526
 *       834,869      Putnam Small Cap Value Fund                         Registered Investment Company           9,375,579
 *     1,677,425      Putnam OTC Emerging Growth Fund                     Registered Investment Company           8,672,289
 *       170,604      Putnam Health Sciences Trust                        Registered Investment Company           8,596,725
 *       909,301      Putnam Investors Fund                               Registered Investment Company           8,101,875
 *       953,384      Putnam International New Opportunities Fund         Registered Investment Company           7,455,464
 *     1,225,788      Putnam Global Equity Fund                           Registered Investment Company           7,428,275
 *       528,497      Putnam International Voyager Trust                  Registered Investment Company           7,340,824
 *       588,355      Putnam Voyager Fund II                              Registered Investment Company           7,172,047
 *       481,617      Putnam New Value Fund                               Registered Investment Company           5,750,512
 *       522,124      Putnam Growth Opportunities                         Registered Investment Company           5,482,308
 *       783,176      Putnam High Yield Trust                             Registered Investment Company           5,388,253
 *       415,485      Putnam Equity Income Trust                          Registered Investment Company           5,243,419
 *       456,886      Putnam Research Fund                                Registered Investment Company           4,737,904
 *       701,866      Putnam Income Fund                                  Registered Investment Company           4,716,542
 *       589,149      Putnam Capital Opportunities Fund                   Registered Investment Company           4,524,667
 *       448,781      Putnam Mid Cap Value Fund                           Registered Investment Company           4,254,448
 *       426,012      Putnam American Gov't Income Trust                  Registered Investment Company           3,868,193
 *       277,310      Putnam Capital Appreciation Fund                    Registered Investment Company           3,560,662
 *       343,024      Putnam Classic Equity Fund                          Registered Investment Company           3,275,878
 *       254,973      Putnam Global Income Trust                          Registered Investment Company           3,031,634
 *       216,142      Putnam Convertible Income-Growth Trust              Registered Investment Company           2,792,554
 *       528,871      Putnam High Yield Advantage Trust                   Registered Investment Company           2,755,416

(Continued)


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------------------------
                                                                       (c) Description of                       (e) Current
(a)       Shares            (b) Identity of Issue                           Investment               (d) Cost **     Value
*        191,993      Putnam Europe Growth Fund                           Registered Investment Company          $2,657,180
*        304,450      Putnam Asset Allocation Fund:  Balanced             Registered Investment Company           2,548,250
*        190,832      Putnam U.S. Government Income Trust                 Registered Investment Company           2,524,708
*        283,150      Putnam Asset Allocation Fund:  Growth               Registered Investment Company           2,256,708
*        209,261      Putnam Diversified Income Trust                     Registered Investment Company           1,912,642
*        237,105      Putnam International Growth & Income Fund           Registered Investment Company           1,728,492
*         99,447      Putnam Global Natural Resources Fund                Registered Investment Company           1,614,022
*        310,039      Putnam Intermediate U.S. Governement Income Fund    Registered Investment Company           1,612,202
*        134,802      Putnam Asset Allocation Fund: Conservative          Registered Investment Company           1,070,328
*         70,197      Putnam Small Cap Growth Fund                        Registered Investment Company             880,270
*        102,989      Putnam Utilities Growth and Income Fund             Registered Investment Company             728,133
                                                                                                               ------------

                      Total Mutual Funds and Collective Trust                                                   313,322,287

*        323,311      Marsh & McLennan Companies, Inc.                    Common Stock                           14,940,179

*                     Participants                                        Participant loans -
                                                                          Various maturities from
                                                                          2003 and 2013 at interest
                                                                          rates ranging from
                                                                          4.75% to 12.375%                        8,517,015
                                                                                                               ------------

                      TOTAL INVESTMENTS                                                                        $336,779,481
                                                                                                               ============

 *   Permitted party-in-interest.                                                                                (Concluded)

     (Note -- The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)

**   Cost information is not required for participant-directed investments and is therefore not included.
